UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02020226

February 13, 2002

NOACT
P.E 12-19-01
1-03215

Act 1934
Section
Rule 14A-8
Public Availability 2/13/2002

PROCESSED
P MAR 18 2002
THOMSON
FINANCIAL

Michael Ullmann
Corporate Secretary and
Assistant General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Re: Johnson & Johnson
Incoming letter dated December 19, 2001

Dear Mr. Ullmann:

This is in response to your letter dated December 19, 2001, January 30, 2002 and February 4, 2002 concerning the shareholder proposal submitted to Johnson & Johnson by the Sheet Metal Workers' National Pension Fund. We also have received a letter from the proponent dated January 24, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax Street
Suite 500
Alexandria, VA 22314-2075

SHEET METAL WORKERS' NATIONAL PENSION FUND

January 24, 2002

__Via Airborne Express 8562098974__

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Johnson & Johnson's Request for No-Action Advice Concerning the Sheet Metal Workers' National Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Sheet Metal Workers' National Pension Fund (the "Fund") hereby submits this letter in reply to Johnson & Johnson's ("Johnson & Johnson" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services should not also be retained to provide non-audit services. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is a violation of proxy rules so the Proposal cannot be excluded under Rule 14a-8(i)(3)

The Company correctly observes that the supporting statement to the Proposal incorrectly cites Staff Legal Bulletin #14, Division of Corporate Finance, as the source of two quotes attributable to the Commission. The correct citation is to the "Final Rule: Revision of the Commission's Auditor Independence Requirements" (Release No. 33-7919, November 21, 2000). The proper remedy for this inadvertent error is that the Fund corrects the supporting statement, which the Fund is willing to do.

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

The Proposal is not false or misleading. It does not impugn the Company's integrity, nor cast aspersions on its auditor. Rather, the Proposal and its supporting statement accurately summarize the significant policy issues concerning auditor independence that are so critically important to shareholders and that have been the subject of so much attention by the Commission and others. In regard to the Company, the supporting statement accurately reflects the Company's disclosure of the fees it has paid to its auditors. Neither is the proposal vague. It deliberately does not provide rigid definitions of "audit services" or "non-audit services." Instead, it appropriately leaves this to the Board as part of its responsibility.

2. **The Company fails to meet its burden of persuasion that it lacks the power or authority to implement the Proposal so the Proposal cannot be excluded under Rule 14a-8(i)(6)**

The Company next argues that it may exclude the Proposal under Rule 14a-8(i)(6) because it does not define what activities fall into the category of audit services and which activities constitute non-audit services. It is argued that the disclosure rules adopted by the Commission in 2000, which require disclosure of audit and other fees, also do not contain definitions on these terms, and while the SEC has provided some guidance there is clear disagreement on the definition of certain terms.

This argument misses the mark for it fails to address the Proposal the Fund has submitted. The Fund submitted a precatory proposal asking the board of directors to adopt a policy to deal with this issue. The board, under our Proposal, has the power to define audit and non-audit services. While there is disagreement in many quarters as to the scope of what constitutes "non-audit services," the Proposal cannot be expected to contain a full categorization of the wide range of services provided by audit firms to companies. Should a company's board choose to adopt an auditor independence policy that limits the non-audit services provided by the company's audit firm, it would clearly be prudent to define those services that are held to constitute "audit services" and "non-audit services" for the purpose of setting limits on the services provided by the company's auditor.

3. **The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)**

The Company argues that the Proposal may be excluded because it deals with a matter related to the Company's ordinary business. The Staff of the Division of Corporate Finance recently rejected this argument in *The Walt Disney Company* (December 18, 2001. *Disney* provides in pertinent part:

> The proposal requests that the board of directors adopt a policy that would prohibit Disney's independent accountants from providing non-audit services to the Company.
> We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. **In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues**, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7). (emphasis added).

The Proposal the Fund submitted to the Company is the same proposal as that submitted to Disney. The essence of the Company's argument is the same as that advanced by Disney. And the result, rejection of this argument by the Staff, should be the same. While some may attempt to distinguish *Disney*, the result must be the same for the Fund's Proposal so clearly does not seek to micromanage the Company's business or otherwise infringe on ordinary business matters. The significant policy issues raised by this Proposal deserve to be presented to shareholders so that they may express their view to the board.

4. The Company fails to meet its burden of persuasion that the Proposal has been substantially implemented so the Proposal cannot be excluded under Rule 14a-8(i)(10)

The Company's final argument is that the Proposal has been substantially implemented so that it may be excluded pursuant to Rule 14a-8(i)(10). The essence of the argument is that shareholders of the Company are already given the opportunity to vote on fundamental elements of the Proposal when they vote on the ratification of auditors each year. It is noted that companies are required to disclose in the proxy statement the audit and non-audit fees paid to their auditors and that the Audit Committee Report discusses the provision of non-audit services.

The Staff should reject this argument. The Fund's precatory proposal requests the establishment of a policy that would guide the audit committee and the full board in the future on the issue of retaining audit and non-audit services from audit companies. Specifically, the guidance the policy would impart would be that whatever company the audit committee and board choose to recommend to shareholders for ratification should be a firm that is engaged only to provide audit services. A management-proposal seeking ratification of that recommended audit firm allows a vote on the narrow issue of the retention of a specific firm to provide audit services for the upcoming year. It does not address, for instance, what non-audit services the board or audit committee should choose to contract for from that firm.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Matthew Hernandez/kfw

Matthew Hernandez
Corporate Governance Advisor

Cc: Mr. Michael H. Ullman

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, N.J. 08933-0026
TELEPHONE (732) 524-2455

December 19, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Johnson & Johnson Shareowner Proposal on "Non-Audit Services"
(Securities Exchange Act of 1934 – Rule 14a-8)

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation ("J&J" or the "Company"), to omit from its proxy statement and form of proxy for J&J's 2002 Annual Meeting of Shareowners (collectively, the "2002 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the Sheet Metal Workers' National Pension Fund ("SMW"). The Proposal requests that J&J's Board of Directors (the "Board") "adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company." The letter from SMW dated November 13, 2001, along with the Proposal and Supporting Statement are attached hereto as Attachment A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to SMW, informing it of J&J's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. J&J intends to begin distribution of its definitive 2002 Proxy Materials on or about March 11, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before J&J files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from J&J's 2002 Proxy Materials pursuant to the following rules, as more fully discussed below:

(1) Rule 14a-8(i)(7), because the Proposal and Supporting Statement relate to the Company's ordinary business operations;

(2) Rule 14a-8(i)(10), because the Proposal has been substantially implemented; and

(3) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules.

While we strongly believe that well-established precedent supports exclusion of the Proposal on the foregoing bases, if the Staff were to depart from this precedent in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in the Company's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

I. Bases for Exclusion

The Proposal May Be Excluded Under Rule 14a-8(i)(7), Because the Proposal and the Supporting Statement Relate to the Company's Ordinary Business Operations.

The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) because they relate to the Company's ordinary business operations. As addressed in Section II below, the Staff has consistently held that the selection of independent auditors and other service providers is a matter of ordinary business.

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal has been substantially implemented and is excludable under Rule 14a-8(i)(10) because, as discussed in Section III below, J&J has already addressed the fundamental elements of the Proposal.

The Proposal and Supporting Statement May be Excluded Under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) Because They Are Impermissibly Vague And Indefinite.

As discussed in Section IV below, the Proposal and Supporting Statement are excludable under Rule 14a-8(i)(3) because they are impermissibly vague and indefinite, and therefore misleading, as a result of which they are also excludable under Rule 14a-8(i)(6) as beyond J&J's ability to effectuate.

The Proposal Must be Revised Under Rule 14a-8(i)(3), Because the Proposal and Supporting Statement are Vague, False and Misleading in Violation of Rule 14a-9.

In the alternative, if the Staff does not concur that the proposal should be excluded in its entirety because it is impermissibly vague and misleading, we respectfully request that the Staff recommend exclusion and/or revision of those statements, as discussed in Section V below.

II. The Proposal and the Supporting Statement Deal with Matters Relating to the Company's

Ordinary Business Operations

The Proposal and Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting."[1] The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Importantly, the 1998 Release specifically stated that "[r]eversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, *such as proposals on general business operations*." (emphasis added). Pursuant to the amended rules, the 1998 Release further stated that the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

As noted above, the Commission has reaffirmed that proposals on general business operations are excludable under Rule 14a-8(i)(7). The Commission noted that the general policy underlying this exclusion "is consistent with the policy of most state corporate laws." The Proposal clearly falls within state corporate law as relating to the Company's ordinary business. Under Section 14A:6-1 of the New Jersey Business Corporation Act, which is applicable to J&J, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of its board...."

The subject matter of the Proposal, the retention of the Company's auditors or an affiliated company to provide non-audit services, is clearly a matter of ordinary business. Specifically, by limiting the services that may be performed by the Company's public accounting firm, it relates to the Company's selection of its independent auditor and the hiring of service providers.

The Staff has consistently concurred in the view that shareholder proposals relating to the selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. For example, in *Pacific Gas and Electric Company* (avail. January 26, 1993) the Staff permitted exclusion of a shareholder proposal requesting that the company select a new accounting firm every three years because the proposal at issue dealt with a matter relating to the conduct of the company's ordinary business operations (*i.e.*, the method and criteria used to determine the independent auditor selected). Other Staff decisions consistently reinforce the position that shareholder proposals relating to the selection and appointment of independent auditors may be excluded from proxy statements. *See, e.g., Texaco, Inc.* (avail. August 23, 1993) (permitting omission of a stockholder proposal requesting that the company's auditors be changed every

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1 Release No. 34-40018 (May 21, 1998) (the "1998 Release").

three to five years because the proposal dealt with a matter relating to the conduct of the company's ordinary business operations); *Southern New England Telecommunications Company* (avail. February 11, 1991) (permitting exclusion of a stockholder proposal which requested that the company limit the service of auditors to not more than four consecutive years and not more than six years in any ten consecutive years); *Monsanto Company* (avail. January 17, 1989) (stating that the Commission will not recommend enforcement action if a stockholder proposal requesting that the board of directors use competitive bidding to select auditors from among the "Big Eight" firms for up to five-year terms is excluded); *Mobil Corporation* (avail. January 3, 1986) (allowing exclusion of a stockholder proposal that (i) the audit committee of the board of directors consider a minimum of three accounting firms utilizing a system of competitive bidding, (ii) the term be limited to not longer than five consecutive years and (iii) adequate details of the audit costs developed through bids be submitted to stockholders); *Ohio Edison Company* (avail. December 30, 1985) (proposal requiring rotation of auditors every seven years, with the audit committee of the board of directors considering at least three auditing firms as candidates and using a competitive bidding process could be omitted from proxy statement); *Firestone Tire & Rubber Co.* (avail. November 25, 1980) (proposal recommending that board of directors consider each year the practice of rotating auditors, the frequency of which rotation to be determined by the audit committee of the board of directors, was excludable from proxy statement).

Moreover, J&J's decisions as to whom to retain to provide services to the Company are practices that directly relate to the conduct of the Company's ordinary business operations. The Staff has consistently found that a company's decisions as to the selection of service providers falls squarely in the ordinary business exclusion. In *Scana Corporation* (avail. January 16, 1996), a proposal calling on the company to terminate its contractual relationship with its security services provider was ruled to be excludable from the company's proxy statement as "relating to the conduct of the ordinary business of the registrant (i.e., selecting service providers)." *See also*, *Kroger Corporation* (avail. March 18, 1998) (finding a shareholder proposal mandating the company replace the advisor and trustee of the Company's 401(k) Savings Plan excludable as ordinary business). Additionally, the Staff has concurred with companies on several occasions that proposals concerning changes in hiring practices are excludable as ordinary business matters. In *Atlantic Energy* (avail. February 17, 1989), a proposal requesting that the company give priority to hiring contractors and employees from the company's immediate area was excludable as dealing with ordinary business matters. Like *Kroger*, the SMW's Proposal relates to the exclusion of a specific group of service providers, the Company's accounting firm and any affiliated company, a decision which is an ordinary business matter.

Further, when the Commission revised its auditor independence requirements in December 2000, it rejected a ban on auditors providing non-audit services to their audit clients.[2] At the same time, it adopted an additional disclosure requirement; issuers must now disclose "whether the issuer's audit committee has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence." In the Release

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[2] Release No. 33-7919 (November 21, 2000).

adopting the new auditor independence rules, the Commission stated, citing the findings of the *Panel on Audit Effectiveness: Report and Recommendations* (the "O'Malley Panel"), that it is a company's audit committee that should consider "whether to adopt formal or informal policies concerning when or whether to engage the company's auditing firm to provide non-audit services." The O'Malley Panel had stated that evaluating the appropriateness of a particular non-audit service requires "considerable judgment" and that audit committees must play a crucial role in exercising that judgment.[3] The results of the Commission's recent rulemaking with respect to auditor independence and the work of the O'Malley Panel underscore that the decision as to whether to engage the same firm for auditing and non-auditing services is a matter for a company and its board of directors to decide with the assistance of its audit committee. Accordingly, the Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. The Company Has Already Substantially Implemented the Proposal

Alternatively, the Proposal and the Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal where a company has already "substantially implemented" the elements thereof. The 1998 Release notes that this rule merely reflects the interpretation earlier adopted in Release No. 34-20091 (Aug. 16, 1983) under former Rule 14a8(c)(10) that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).[4]

Where a company can demonstrate that it has already taken actions to address the fundamental elements of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996) (proposal that company adopt guidelines precluding it from doing business with certain suppliers substantially implemented and rendered moot).

Shareholders of the Company are already given the opportunity to vote on fundamental elements of the Proposal when they vote on the ratification of auditors each year, thus rendering the Proposal moot. First, pursuant to the requirements of Item 9(e) of Schedule 14A, adopted by

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3 *The Panel on Audit Effectiveness: Report and Recommendation,* § 5.29 (August 31, 2000).

4 The Company notes in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of the proposal in question in order to properly exclude the balance as well. *See Exxon Corp.* (avail. Feb. 28, 1992) (shareholder proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

the Commission in November 2000,[5] the Company disclosed in its 2001 proxy statement the aggregate fees billed by the Company's auditors for audit and other services. This disclosure included a description of the types of services provided by the accounting firm, including management consulting, tax services, litigation support services, human resource consulting services and other accounting and auditing services.

Second, pursuant to the requirements of Item 9(e), the Company included in its 2001 proxy statement a Report of the Audit Committee discussing non-audit services. Specifically, the Report states:

> ...The Committee considered the financial information systems services and other non-audit services provided by the independent auditors and the fees and costs billed and expected to be billed for those services...The Committee has discussed with management the procedures for selection of consultants and the related competitive bidding practices and fully considered whether those services provided by the independent auditors are compatible with maintaining auditor independence.

The Report also indicates that the independent auditors have provided to the Audit Committee the written disclosures required by Independent Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the Audit Committee and the auditors have discussed the auditor's independence from the Company and its management.

Third, the Company annually includes in its proxy statement for shareowner action the ratification of the appointment of its independent auditors, which are selected by the Board based on the recommendation of the Audit Committee. The Company's shareowners, therefore, are annually presented with the choice of whether to retain the same accounting firm to provide audit and non-audit services. The Proposal's essential purpose of providing for a stockholder vote to determine whether the same firm should be retained by the Company to provide audit and non-audit services is substantially implemented by the Company's submission of the auditors' appointment for ratification by stockholders who have received disclosure concerning the non-audit services provided by the firm.

The Company, therefore, has substantially implemented the Proposal. Thus, the Company may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

IV. The Proposal and Supporting Statement are excludable under Rule 14a-8(i)(3) because they are impermissibly vague and indefinite, and therefore misleading, as a result of which they are also excludable under Rule 14a-8(i)(6) as beyond J&J's ability to effectuate.

The Proposal and Supporting Statement also are properly excludable because they do not

[5] Securities Act Release No. 7919 (November 21, 2000).

define what activities fall into the category of audit services and non-audit services. A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (Jul. 30, 1992). *See also Bristol-Myers Squibb Co.* (Feb. 1, 1999). The Staff has noted that, in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Trammell Crow Real Estate Investors* (avail. Mar. 11, 1991).

The Proposal and Supporting Statement do not define what is meant by non-audit services nor is there any standard definition of those terms. The disclosure rules adopted by the Commission in 2000, which require disclosure of audit and other fees, also do not contain definitions of these terms.[6] While the Staff has provided some guidance with respect to its views of what constitutes audit fees (*e.g.* the auditing of annual financial statements and quarterly reviews), [7] there is no indication that the Proposal is using these terms in this manner. Moreover, there has been substantial disagreement concerning the characterization of certain services provided by accounting firms as audit or non-audit services. In fact, certain services which the Staff has indicated should not be included as audit fees (e.g. "work performed in connection with registration statements such as due diligence procedures or issuance of comfort letters), cannot, for practical purposes, be performed by an accounting firm other than a company's outside auditor. Due to this ambiguity over the meaning of audit and non-audit services, the Proposal is so vague that it would be impossible for J&J to implement the Proposal and, thus, may be excluded under Rule 14a-8(i)(3) and (6).

V. <u>The Proposal Must be Revised under Rule 14a-8(i)(3) Because the Proposal and Supporting Statement are Vague, False and Misleading in Violation of Rule 14a-9.</u>

Pursuant to Rule 14a-8(i)(3), the Proposal and Supporting Statement must be revised before they may be included in J&J's 2002 Proxy Materials because the Proposal and Supporting Statement contain vague, false and misleading statements in contravention of the proxy rules.

First, the Supporting Statement implies that the current use by Company management of independent auditors for non-audit services is an improper "web of business and financial relationships" that threatens auditor independence. In fact, after engaging in rulemaking in this

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[6] Schedule 14A, Item 9(e).

[7] Office of the Chief Accountant: Application of Revised Rules on Auditor Independence—Frequently Asked Questions (Jan. 16, 2001).

area, the Commission adopted rules that permit auditors to perform many non-audit services subject to certain specific restrictions.[8] The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Supporting Statement is misleading in that it can be construed to question the integrity of J&J's management, accounting personnel and current auditors, with no substantiation or factual support.

Second, none of the citations ascribed to Staff Legal Bulletin No. 14 ("SLB 14") actually appear in SLB 14. The Supporting Statement attributes large sections of citations coming from an unknown source to a Staff publication. The Supporting Statement is therefore vague and misleading in violation of Rules 14a-9.

Third, the Supporting Statement misrepresents as fact the opinion that providing both audit and non-audit services may compromise an accounting firm's independence. Similarly the Supporting Statement alleges as fact that "[a]t the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients." Accordingly, these statements should be identified as opinion or deleted.

Fourth, the Supporting Statement states that "[t]he growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years." There is no support cited for this statement. Accordingly, support should be provided or the statement should be deleted.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if J&J excludes the Proposal of SMW in its 2002 Proxy Materials.

If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-2464. In the event that the Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of J&J's position, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-

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[8] Release No. 33-7919 (November 21, 2000).

addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael Ullmann
Corporate Secretary &
Assistant General Counsel

cc:

Mr. Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund

Mr. Craig Rosenberg,
Taft-Hartley Shareholder Services, Inc. (Proxy Monitor)

Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher, LLP

Attachments

Attachment A

SHEET METAL WORKERS' NATIONAL PENSION FUND

November 13, 2001

Via Airborne Express 8562089874

Mr. Michael H. Ullmann
Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

RE: Shareholder Proposal

Dear Mr.Ullmann:

On behalf of the Sheet Metal Workers' National Pension Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Johnson & Johnson ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal requests that the Board of Directors take the necessary steps to adopt a policy stating that the public accounting firm retained by Johnson & Johnson to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to the Company. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 268,680 shares of the Company's common stock which have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703)739-7000. Copies of correspondence should be forwarded to Mr. Craig Rosenberg, Taft-Hartley Shareholder Services, Inc. (Proxy Monitor), Two Northfield Plaza, Suite 211, Northfield, IL 60093.

Sincerely,

Matthew B. Hernandez

Matthew Hernandez
Corporate Governance Advisor

Cc: Craig Rosenberg

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

Resolved, that the shareholders of Johnson & Johnson ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that PricewaterhouseCoopers LLP billed $12.5 million for audit services, while billing $39.9 million for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

Johnson & Johnson

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

OFFICE RECEIVED
02 JAN 31 PM 4: 27

January 30, 2002

RECEIVED
JAN 31 2002
167

Via Federal Express
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Johnson & Johnson Shareowner Proposal on "Non-Audit Services" (Securities Exchange Act of 1934 – Rule 14a-8)

Dear Ladies and Gentlemen:

On December 19, 2001, the undersigned submitted a letter to the SEC, on behalf of Johnson & Johnson (the "Company"), requesting your concurrence that no enforcement action would be recommended if the Company omitted from its 2002 proxy materials the shareowner proposal (the "Proposal") submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent"). The Proposal requests that Johnson & Johnson's Board of Directors "adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

On January 24, 2002, Mr. Matthew Hernandez submitted a letter to the Division of Corporation Finance on behalf of the Proponent.

First, we feel it is important to emphasize, that despite the Staff's decision in *"The Walt Disney Company"* (avail. December 18, 2001) (the same proposal could not be omitted under Rule 14a-8(i)(7) as relating to ordinary business operations), The Walt Disney Company requested omission of the proposal based solely on 14a-8(i)(7) and did not request the Staff's concurrence to omit this proposal on the grounds raised by Johnson & Johnson in its December 19 letter, including, in particular, under Rule 14a-8(i)(3) and Rule 14a-8(i)(6), as impermissibly vague and misleading in violation of the proxy rules.

The purpose of this letter is to respond to the points raised by Proponent in their January 24 letter, specifically, with respect to their argument that the Proposal should not be excluded as impermissibly vague and misleading.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and a copy of this letter is being sent concurrently to Proponent.

In our December 19 letter, we explained that the Proposal could be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, and therefore misleading as a result of which the Proposal is also excludable under Rule 14a-8(i)(6) as beyond our ability to effectuate. In particular we pointed out that certain services which the Staff has indicated should not be included as audit fees cannot, for practical purposes, be performed by an accounting firm other than a company's outside auditor. Due to this ambiguity over the meaning of audit and non-audit services, the Proposal is so vague that it would be impossible for the Company to implement the Proposal and "neither the stockholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Throughout its January 24 letter, the Proponent emphasizes that these arguments are not applicable since the Board, in establishing a policy, could define "audit" and "non-audit" services. In fact, the Proponent has used its January 24 letter to inaccurately describe its Proposal as one which asks a Board to set a policy restricting or "limiting" the use of independent auditors for non-audit services.

Proponent's letter states: "The board, under our Proposal, has the power to define audit and non-audit services. While there is disagreement in many quarters as to the scope of what constitutes "non-audit services," the proposal cannot be expected to contain a full categorization of the wide range of services provided by audit firms to companies. Should a company's board choose to adopt an auditor independence policy that **limits** (emphasis added) the non-audit services provided by the company's audit firm, it would clearly be prudent to define those services that are held to constitute "audit services" and "non-audit services" for the purpose of **setting limits** (emphasis added) on the services provided by the company's auditor."

This is an inaccurate description of the Proposal. The Proposal does not acknowledge that a Board could adopt an auditor independence policy that would allow an audit firm to provide some non-audit services. Despite the Proponent's efforts to restate the Proposal in terms that are not vague and misleading, the fact remains that the Proposal does not state that the policy should <u>limit</u> the use of non-audit services by the independent auditor. The Proposal calls for the blanket prohibition on use of the auditors for "non-audit services," and states, in clear terms, that the independent auditor "<u>should not also be retained to provide non-audit services</u>".

Proponent's argument that the Board could allow the independent auditor to provide some non-audit services, which we believe is clearly not allowed under the Proposal, underscores our position in our original letter that the Proposal is misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. Proponent's January 24 letter reaffirms our position that neither the stockholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

Finally, the Company restates and reaffirms the other grounds set forth in its original letter that the Proposal may be excluded under Rule 14a-8(i)(10) (as substantially implemented) and the Proposal must be revised under Rule 14a-8(i)(3), because the Proposal and Supporting Statement are vague, false and misleading in violation of Rule 14a-9.

If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at Johnson & Johnson at <u>(732) 524-2464</u>.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael Ullmann
Corporate Secretary

cc: Mr. Matthew Hernandez, , Sheet Metal Workers' National Pension Fund
Mr. Craig Rosenberg, Taft-Hartley Shareholder Services, Inc. (Proxy Monitor)

Johnson & Johnson

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

February 4, 2002

Via Federal Express
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Johnson & Johnson Shareowner Proposal on "Non-Audit Services" (Securities Exchange Act of 1934 – Rule 14a-8)

Dear Ladies and Gentlemen:

On December 19, 2001, the undersigned submitted a letter to the SEC, on behalf of Johnson & Johnson (the "Company"), requesting your concurrence that no enforcement action would be recommended if the Company omitted from its 2002 proxy materials the shareowner proposal (the "Proposal") submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent"). The Proposal requests that Johnson & Johnson's Board of Directors "adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

On January 24, 2002, Mr. Matthew Hernandez submitted a letter to the Division of Corporation Finance on behalf of the Proponent.

On January 30, 2002, the Company submitted a letter to the Division of Corporation Finance responding to the Proponent's January 24 letter.

The purpose of this letter is to supplement the original December 19 letter, specifically, requesting concurrence that the Proposal and the Supporting Statement may be excluded from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(10), because the Proposal has been substantially implemented.

In Section III of our original December 19 letter, we listed several factors which the Company believes is evidence of "substantial implementation" of the Proposal. In addition to those factors, and directly to the purpose of the Proposal, on January 28, 2002, Johnson & Johnson adopted a policy (the "Policy") prohibiting any new non-audit consulting agreements with its independent auditors.

The Policy prohibits the Company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. Excluded under the policy would be management consulting services and financial and other information systems design and implementation services. The Policy does not affect pre-existing arrangements, which can continue, but can not be expanded in scope or renewed. It is expected that the independent auditors will continue to provide audit, accounting and tax-related services to Johnson & Johnson and its affiliates; however the Company will continue its practice of not using its independent auditors for internal auditing services, except at a de minimis level.

We believe that this Policy clearly demonstrates that we have already taken actions to address the fundamental elements of the Proposal (which the Staff has determined may allow a shareholder proposal to be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996).

With the adoption of this Policy, the Company has clearly substantially implemented the Proposal. Thus, the Company believes we may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

Finally, we feel it is important to emphasize, that despite the Staff's decision in *"The Walt Disney Company"* (avail. December 18, 2001) (the same proposal could not be omitted under Rule 14a-8(i)(7) as relating to ordinary business operations), The Walt Disney Company requested omission of the proposal based solely on 14a-8(i)(7) and did not request the Staff's concurrence to omit this proposal on the grounds raised by Johnson & Johnson in its December 19 letter, including, in particular, under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and a copy of this letter is being sent concurrently to Proponent.

If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-2464.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael Ullmann
Corporate Secretary

cc: Mr. Matthew Hernandez, , Sheet Metal Workers' National Pension Fund
Mr. Craig Rosenberg, Taft-Hartley Shareholder Services, Inc. (Proxy Monitor)

SHEET METAL WORKERS' NATIONAL PENSION FUND

February 4, 2002

FAX TO
(1) RJ Darretta
(2) Cosgrove
(3) Fulop

By Fax and Airborne

Michael Ullmann
Corporate Secretary
Assistant General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mike,

Thank you for your letter of 16 January. As I explained in our recent phone conversation, we are attempting to comply with your request to withdraw the proposal. We have been exploring alternatives to a vote of the shareholders on this issue. Enclosed is the result of those deliberations. We have formulated an "Auditor Independence Policy" and supplied the pertinent reference material utilized to formulate this policy. Based on our discussions, some of these procedures are presently in place, and disclosure of that process would be all that the new policy would require. If Johnson & Johnson agrees to adopt this policy, the Sheet Metal Workers' National Pension Fund will withdraw their "Auditor Independence" proposal.

I want to thank you and Ron Fulop for taking the time to come to Washington to discuss this proposal, as well as the other proposals submitted by the Funds that participated in our meeting. The open and candid dialog of that meeting confirmed our belief that we had no cause to question the accuracy of J & J's financial statements. However, unfortunately, recent events have only magnified our concerns that the mere appearance of conflict can have an adverse effect on shareholder value.

If you have any questions or wish to discuss this policy, please contact me at your earliest convenience.

Sincerely,

Benny

Matthew "Benny" Hernandez
Fund Coordinator

Enclosures

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932 www.smwnpf.org

Auditor Independence Policy

Part 1: Services That May Not be Performed by a Company's Audit Firm

a. Those non-audit services currently prohibited by SEC regulation (bookkeeping, appraisal & valuation, actuarial services, internal audit, management functions, human resources, broker dealer and legal services)
b. Financial information systems design and implementation services.
c. Internal audit functions
d. Management advisory services - consulting services

[Important Note: This policy allows the audit firm to be retained to perform a number of "audit-related" services, such as tax work, attest work, etc.]

Part 2: Establishment of Internal Corporate Policies and Practices to Protect Auditor Independence

a. Management Responsibilities
    i. Disseminate a clear statement to internal accounting and audit personnel of legal requirements and corporate policy in auditor retention area
    ii. Establish a hierarchy of responsibility and accountability for implementation of the Auditor Independence Policy culminating in oversight by the audit committee and the full board

b. Board Audit Committee Responsibilities
    i. Committee member independence – all Audit Committee members must meet CII independence standard (stronger than exchange listing requirements)
    ii. Oversee practices and policies to ensure compliance with the Auditor Independence Policy
    iii. Provide for audit committee pre-approval of any contract for non-audit services in excess of

$50,000 (negotiable) to be performed by the company's audit firm

Part 3: Enhanced Proxy Statement Disclosure

a. Proxy statement disclosure by the audit committee that they are confident that auditor independence has not been adversely affected by the audit firm's performance of permitted audit-related services
b. Proxy statement disclosure of corporate and auditor processes and policies designed to protect independence of auditor and integrity of financial reporting process
c. Proxy statement disclosure that specifies fees paid by the Company for each category of audit-related services
d. Proxy statement disclosure confirming that the audit committee pre-approved the engagement of the company's audit firm to perform audit-related services, and that the committee satisfied itself that such engagement did not impair the auditor's independence

Part 4: Audit Contract Competitive Bidding Process

The Company will put the Company's audit contract out for competitive bid at least every five years.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 19, 2001

The proposal requests that the board of directors adopt a policy stating "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rules 14a-8(i)(3) or 14a-8(i)(6). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3) or 14a-8(i)(6).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(10).

We are unable to concur in your view that Johnson & Johnson may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the discussion that begins "The U.S. Securities and Exchange Commission . . . " and ends " . . . #14)" to provide an accurate citation to a specific source; and

- revise the discussion that beings "Bulletin #14 . . . " and ends " . . . have dramatically increased" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Johnson & Johnson with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Johnson & Johnson omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor